SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

News Release

March 28, 2006 at 8.00 GMT

Kanavaranta 1 00160 Helsinki, Finland

P.O. Box 309 FIN-00101 Helsinki, Finland

Tel +358 2046 131 Fax +358 2046 21471

www.storaenso.com

Stora Enso announces the early participation results of its exchange offer for any and all of its USD 750 000 000 7.375% Notes Due 2011

HELSINKI, Finland – Stora Enso Oyj (NYSE:SEO) announced today that as of 5:00 p.m., New York City time, on 27 March 2006 (the “early participation date”) approximately USD 273 729 000 in principal amount of its 7.375% Notes Due 2011 (CUSIP No. 86210MAA4; ISIN No. US86210MAA45) (the “old notes”) (approximately 36.50%) had been validly tendered, and may no longer be withdrawn. Consequently the condition of more than USD 200 000 000 in principal amount of old notes validly tendered and not withdrawn has been satisfied.

Holders who have tendered old notes before the early participation date will receive the total exchange price, which includes the early participation payment of USD 10 per USD 1 000 principal amount of old notes tendered and accepted, to be paid in new fixed rate notes due 2016 (the “new notes”).

Holders of old notes who validly tender their notes after the early participation date but on or prior to the expiration date will receive the exchange offer consideration, which will equal the total exchange price minus the early participation payment. Old notes tendered after the early participation date may only be withdrawn at or prior to the expiration date. The exchange offer will expire at midnight, New York City time, on 10 April 2006 (the “expiration date”), unless extended.

On 14 March 2006 Stora Enso also announced that, subject to market conditions, it may, concurrently with this exchange offer, offer and sell additional notes for cash (the “additional notes”). Any such additional notes would be priced based on a book building process that will reflect market conditions. The new notes to be issued in the exchange offer and such additional notes are currently expected to have an aggregate principal amount of at least USD 500 000 000 and would constitute a single series of securities. The settlement for any additional notes would be at the same time as for the new notes.

In addition, concurrently with the issuance of the additional notes, Stora Enso may issue a separate tranche of longer dated notes, the terms of which are yet to be determined, amounting to an aggregate principal amount expected to be approximately USD 250 000 000.

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products - all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

The exchange offer is based on and subject to the conditions in the Exchange Offering Memorandum, dated 14 March 2006. The new notes, any additional notes and any longer dated notes have not been and will not be registered with the US Securities and Exchange Commission under the US Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act. This offer is not being made in Italy and other restrictions apply including Belgium, France, Germany and UK. See the Exchange Offer Memorandum dated 14 March 2006 for details.

Additional information concerning the exchange offer and copies of the Offering Memorandum and related documents may be obtained by contacting Global Bondholder Services Corporation, the information agent, tel. +1 866 488 1500.

For further information, please contact:

Markus Rauramo, Senior Vice President, Group Treasurer, tel. +44 20 7016 3250

Peter Nordquist, Vice President, Funding, tel. +44 20 7016 3266

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/debt

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen General Counsel